Exhibit 7(b)(1)


ITEM 7(b)      FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------------

     Effective March 7, 1997, P-COM Field Services, Inc., a Delaware corporation and a wholly owned subsidiary of P-COM, Inc. ("P-COM"), completed its acquisition of certain assets of Columbia Spectrum Management, L.P. ("CSM"), a Vienna, Virginia-based company, for $8.0 million in cash and 398,306 shares of P-COM's Common Stock valued at $14.5 million. The transaction was accounted for using the purchase method of accounting; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition.

     Effective May 29, 1997, P-COM , Inc., a Delaware corporation ("P-COM"), completed its acquisition of all outstanding shares of capital stock of Control Resources Corporation ("CRC"), a provider of integrated network access devices to network service providers, in exchange for 673,407 shares of P-COM Common Stock. The transaction was accounted for based on the pooling of interests method of accounting.

     The unaudited pro forma combined condensed statement of operations combines the historical consolidated statements of operations of P-Com, CSM and CRC for the year ended December 31, 1996 and the three months ended March 31, 1997, in each case as if the transactions had occurred at the beginning of the earliest period presented.

     Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the transaction had occurred on the dates indicated and should not be construed as representative of future operations. The historical financial statements of CRC are included elsewhere in this filing, and the unaudited pro forma combined condensed financial information presented herein should be read in conjunction with those financial statements and related notes.



                          P-COM, INC.
                  PRO FORMA COMBINED CONDENSED
              STATEMENT OF OPERATIONS - Unaudited
              For the year ended December 31, 1996
             (in thousands, except per share data)


                                                                          Pro
                        P-COM        CRC         CSM     Adjustments     Forma
                        -----        ---         ---     -----------     -----
Net Sales            $  97,515   $   4,339   $  26,849   $      --   $ 128,703

Cost of sales           56,274       4,089      20,085          --      80,448
                     ---------   ---------   ---------   ---------   ---------
  Gross profit          41,241         250       6,764          --      48,255
                     ---------   ---------   ---------   ---------   ---------

Operating expenses:
  Research and
    development         17,477       2,685          --          --      20,162
  Sales and marketing    5,529       1,401         273          --       7,203
  General and
    administrative       4,344       1,416       2,177       1,111       9,048
                     ---------   ---------   ---------   ---------   ---------
    Total operating
      expenses          27,350       5,502       2,450       1,111      36,413
                     ---------   ---------   ---------   ---------   ---------

Income (loss) from
  operations            13,891      (5,252)      4,314     (1,111)      11,842

Non-operating income (expense)
  Interest income
   (expense), net        1,310         (83)         81         --        1,308
  Other income
   (expense), net          (71)         --          --         --          (71)
                     ---------   ---------   ---------   ---------   ---------
Income (loss)
  before taxes          15,130      (5,335)      4,395      (1,111)     13,079

Provision for
   income taxes          1,062        (140)         --          --         922
                     ---------   ---------   ---------   ---------   ---------
Net income (loss)    $  14,068   $  (5,195)  $   4,395   $  (1,111)  $  12,157
                     =========   =========   =========   =========   =========
Net income (loss)
   per share         $    0.74   $   (1.84)  $      --   $      --   $    0.60
                     =========   =========   =========   =========   =========
Weighted average
  common and common
  equivalent shares     19,092      2,825                               20,163
